Claymore/Guggenheim Strategic Opportunities Fund

2455 Corporate West Drive

Lisle, Illinois 60532

July 24, 2007

Mr. Christian T. Sandoe

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Claymore/Guggenheim Strategic Opportunities Fund—Registration
Statement on Form N-2 (File Nos. 333-138686 and 811-21982)

Dear Mr. Sandoe:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Claymore/Guggenheim Strategic Opportunities Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 12:00 p.m., Eastern time, on July 26, 2007 or as soon as practical thereafter.

Sincerely,

CLAYMORE/GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

By:	/s/ Nicholas Dalmaso
Nicholas Dalmaso
Chief Legal and Executive Officer

[WACHOVIA LOGO]

July 24, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720

Attention: Mr. Christian T. Sandoe

Re:	Claymore/Guggenheim Strategic Opportunities Fund
Common Shares of Beneficial Interest
	Registration Nos.	333-138686
811-21982

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of the Claymore/Guggenheim Strategic Opportunities Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 p.m., Eastern Time, on July 26, 2007, or as soon thereafter as practicable.

Very truly yours,

WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ Lear Beyer
Lear Beyer
Managing Director